Exhibit 99.1

ESSA expects 180-day extension to regain compliance with the Nasdaq Bid Price Rule

HOUSTON and VANCOUVER, Jan. 16, 2018 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; Nasdaq: EPIX) ("ESSA" or the "Company") announced today that it expects to receive a letter (the "Nasdaq Notice") from the Nasdaq Stock Market ("Nasdaq"), granting the Company an additional 180-day period, or until approximately July 16, 2018, to regain compliance with Nasdaq's minimum US$1.00 bid price per share rule (the "Bid Price Rule") for continued listing on the Nasdaq Capital Market.

The Company expects the Nasdaq Notice to indicate that while the Company has not regained compliance with the Bid Price Rule, it will be eligible for an additional 180-day grace period, until approximately July 16, 2018 (the "Expiration Date"), to regain compliance with the Bid Price Rule. Nasdaq's determination will be based on the Company having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Bid Price Rule, and the Company's written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Under the Company's recent brokered equity offering, which closed in two tranches on January 9, 2018 and January 16, 2018, respectively, and concurrent non-brokered private placement, which closed on January 9, 2018, the Company has raised total gross proceeds of approximately US$26 million. As a result, the Company's pro forma shareholders' equity is approximately US$17.5 million as of the date hereof, in comparison to the Company's shareholders' deficiency of approximately US$(4.5) million as of September 30, 2017. Accordingly, the Company believes it has regained compliance with the Nasdaq's continued listing "equity" standard and expects to receive an additional letter from the Nasdaq indicating that the Company has resolved the previously announced Nasdaq notice of market value deficiency letter dated July 20, 2017.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castrate resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone- based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth, and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR.  A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.  ESSA was founded in 2009.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's expectations to (i) receive an additional 180 day period to comply with the Nasdaq's Bid Price Rule and (ii) receive a notifification from the Nasdaq that the Company has resolved the previously announced Nasdaq notice of market value deficiency letter dated July 20, 2017.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals, including the Nasdaq Notice; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 21:40e 16-JAN-18